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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO.--)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  palmOne, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value

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                         (Title of Class of Securities)

                                    69713P107

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                                 (CUSIP Number)


               Mark Nelson                            Brian M. Hand, Esq.
               1481 Sage Canyon Road                  Nordlicht & Hand
               St. Helena, CA 94574                   645 Fifth Avenue
               (707) 738-8941                         New York, NY  10022
                                                      (212) 421-6500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 9, 2004

                                ----------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of SectionSection240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SeeSection240.13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 69713P107

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1     Names of Reporting Persons.

      Mark Nelson and Dana Johnson, Joint Tenants with the Right of Survivorship

      I.R.S. Identification Nos. of Above Persons (entities only).

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2     Check the Appropriate Box if a Member of a Group (See Instructions)

        (a).................................................................[ ]
        (b).................................................................[ ]

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3     SEC Use Only

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4     Source of Funds (See Instructions) PF

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5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e) [ ]

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6     Citizenship or Place of Organization

      United States citizens

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     Number of
     Shares
     Beneficially        7     Sole Voting Power......................2,361,011
     Owned by            8     Shared Voting Power....................0
     Each                9     Sole Dispositive Power.................2,361,011
     Reporting          10     Shared Dispositive Power...............0
     Person
     With


11    Aggregate Amount Beneficially Owned by Reporting Persons........2,361,011*

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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) [ ]

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13    Percent of Class Represented by Amount in Row (11)

      5.12% (based on the number of shares of Issuer Common Stock outstanding as of December 26, 2003).

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14    Type of Reporting Person (See Instructions)  IN
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*Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mark Nelson and Dana Johnson that they are the beneficial owners of any of the Common Stock of palmOne, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of


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1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. 500,000 of such shares are owned by the Cantus Foundation (the "Foundation"), of which Mark Nelson and Dana Johnson are directors. The Foundation was created and funded solely by Mark Nelson and Dana Johnson. Mr. Nelson and Ms. Johnson have no direct pecuniary interest in the Foundation, but control the investment decisions of the Foundation.

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the common stock, par value $.001 per share, of palmOne, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 N. McCarthy Boulevard, Milpitas, CA 95035.

Item 2. Identity and Background.

      (a) The name of the person filing this statement is Mark Nelson on behalf of Mark Nelson and Dana Johnson.

      (b) The Reporting Person's residence address is 1481 Sage Canyon Road, St. Helena, CA 94574.

      (c) The Reporting Person's principal occupation is a private investor.

      (d) During the past five years, neither Mark Nelson nor Dana Johnson has been convicted in a criminal proceeding.

      (e) During the past five years, neither Mark Nelson nor Dana Johnson was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      (f) United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

      Personal funds in the amount of $28,138,446.37.

Item 4. Purpose of Transaction.

      The acquisition of the securities by the Reporting Person have been acquired for general investment purposes, with no intent to alter the management of the Issuer.

      (a-j) Not applicable.

Item 5. Interest in Securities of the Issuer.

      (a) Mark Nelson and Dana Johnson, together with the Foundation, own 2,361,011 shares of Common Stock, par value $.001 per share, of the Issuer equivalent to approximately 5.12% of the Common Stock of such class.

      (b) Mark Nelson and Dana Johnson have the sole power to direct the vote of all such shares.


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      (c) The transactions in the Issuer Common Stock that were effected by the
Reporting Person, in the open market by individual purchases, during the past 60 days were the following:

            (i) Purchase by Mark Nelson and Dana Johnson of 43,800 shares at $10.21 per share on January 29, 2004;

            (ii) Purchase by Mark Nelson and Dana Johnson of 88,200 shares at $10.20 per share on January 30, 2004;

            (iii) Purchase by Mark Nelson and Dana Johnson of 240,452 shares at $10.14 per share on February 2, 2004;

            (iv) Purchase by the Foundation of 142,000 shares at $9.89 per share on February 23, 2004;

            (v) Purchase by the Foundation of 273,000 shares at $9.81 per share on February 24, 2004;

            (vi) Purchase by the Foundation of 61,136 shares at $9.70 per share on February 25, 2004;

            (vii) Purchase by the Foundation of 23,864 shares at $9.68 per share on February 26, 2006;

            (viii) Purchase by Mark Nelson and Dana Johnson of 5,776 shares at $9.71 per share on February 26, 2004;

            (ix) Purchase by Mark Nelson and Dana Johnson of 103,218 shares at $10.02 per share on February 27, 2004;

            (x) Purchase by Mark Nelson and Dana Johnson of 4,300 shares at $10.70 per share on March 3, 2004;

            (xi) Purchase by Mark Nelson and Dana Johnson of 635,774 shares at $12.85 per share on March 4, 2004;

            (xii) Purchase by Mark Nelson and Dana Johnson of 190,784 shares at $13.65 per share on March 5, 2004;

            (xiii) Purchase by Mark Nelson and Dana Johnson of 187,407 shares at $14.01 per share on March 8, 2004;

            (xiv) Purchase by Mark Nelson and Dana Johnson of 341,300 shares at $13.57 per share on March 9, 2004;

      (d) Not applicable.

      (e) Not applicable.



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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

              None.

Item 7. Materials to be Filed as Exhibits.

      (a) Authorization agreement between Mark Nelson and Dana Johnson regarding the filing of Schedule 13D.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 15, 2004
      ---------------------------------


Signature:
          -----------------------------
          Mark Nelson


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               Agreement between Mark Nelson and Dana Johnson

      As of this 15th day of March, 2004, Mark Nelson and Dana Johnson hereby agree that with respect to the common stock and any and all other securities of palmOne, Inc. that they own as joint tenants, Mark Nelson shall have the authority to make all required filings, from time to time, pursuant to the Securities Act of 1933, as amended and the Exchange Act of 1934, as amended.



-----------------------------            ---------------------------------
Mark Nelson                              Dana Johnson